Calculated Development LLC

(a Utah Limited Liability Company,
a wholly owned single purpose entity of One Door Studios LLC)

Audited Financial Statements

For the period November 23, 2020 (Inception)
through December 31, 2020

Audited By:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Calculated Development LLC

Table of Contents

Independent Accountant's Audit Opinion   FS-3

Financial Statements and Supplementary Notes

    Balance Sheet as of December 31, 2020   FS-5

    Income Statement for the period November 23, 2020 (Inception) through December 31, 2020   FS-6

    Statement of Changes in Members' Equity for the period November 23, 2020 (Inception) through December 31, 2020   FS-7

    Statement of Cash Flows for the period November 23, 2020 (Inception) through December 31, 2020   FS-8

    Notes and Additional Disclosures to the Financial Statements as of December 31, 2020   FS-9



CPA & Advisor

INDEPENDENT ACCOUNTANT'S OPINION

April 4, 2021

To: Board of Directors of Calculated Development LLC
        Attn: Jason Brents, CEO

Re: 2020 Financial Statement Audit
        Calculated Development LLC

We have audited the accompanying balance sheet of Calculated Development LLC (the "Company") as of December 31, 2020, and the related statements of income, member's capital, and cash flows for the period November 23, 2020 (inception) through December 31, 2020. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's Conclusion

In our opinion, the financial statements of Calculated Development LLC, present fairly, in all material respects, the financial position of Calculated Development LLC as of December 31, 2020, and the related statements of income, retained earnings, and cash flows for the period of November 23, 2020 (inception) through December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



Alice Cheng, CPA

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

CALCULATED DEVELOPMENT LLC
BALANCE SHEET
As of December 31, 2020
(Audited)

ASSETS

Current Assets
  Cash and cash equivalents | $0

Fixed Assets
  Option fees | 14,000
  Development costs | 48,325

Total Assets | $62,325

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Tax Payable | 800

Total Liabilities | $800

STOCKHOLDERS' EQUITY

  Member's capital | $64,325
  Retained earnings | -2,800

Total Stockholders' Equity | 61,525

Total Liabilities and Stockholders' Equity | $62,325

CALCULATED DEVELOPMENT LLC
STATEMENT OF OPERATIONS
As of December 31, 2020
(Audited)

	2020
Revenues	$0
Operating expenses	
Marketing	2,000
California State Franchise Tax	800
Net Income	(2,800)

CALCULATED DEVELOPMENT LLC
STATEMENT OF STOCKHOLDERS' EQUITY
As of December 31, 2020
(Audited)

	Members' Equity	Retained Earnings	Total Stockholders' Equity
Balance as of November 23, 2020 (Inception)	65,819	-	65,819
Member Contributions, net of distributions	(1,494)		(1,494)
Net Income		(2,800)	(2,800)
Balance as of December 31, 2020	64,325	(2,800)	61,525

CALCULATED DEVELOPMENT LLC
STATEMENT OF CASH FLOWS
As of December 31, 2020
(Audited)

	2020
Cash Flows from Operating Activities	
Net Income (Loss)	($2,800)
Increase/Decrease in Fixed Assets	($62,325)
Increase/Decrease in Current Tax Payable	$800
Net cash used in operating activities	($64,325)
Cash Flows from Investing Activities	
Net cash used in investing activities	0
Cash Flows from Financing Activities	
Member's Contribution	$64,325
Net cash provided by financing activities	$64,325
Net change in cash and cash equivalents	$0
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$0

The accompanying notes are an integral part of these financial statements.

CALCULATED DEVELOPMENT LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

Calculated Development LLC (which may be referred to as the "Company", "we," "us," or "our") was formed in Utah on November 23, 2020. The Company is wholly owned by One Door Studios LLC, a Utah Limited Liability Company, that develops, produces and distributes blockbuster motion pictures. The Company was formed to completely develop the business and creative elements and aspects of its sole motion picture and series asset specific to the Calculated book series, to enable it to be ready to be production-financed, produced and globally distributed. Upon the development completion of the first motion picture in Calculated's franchise, the Company will sell all rights, title and interest of this asset's first developed motion picture to another Special Purpose Producing Entity ("SPPE") for fifty percent (50%) of all the net receipts earned globally by this motion picture and all its ancillary products and rights; also this sale will include a payment in an amount sufficient to pay the Company's investors 110% of their original investment. The sole purpose of the SPPE is to produce this asset and its ancillaries for the hopefully long life of this motion picture and series franchise. The Picture is based upon the novel "Calculated" written by Nova McBee, set in Seattle Washington and Shanghai China. The Company's headquarters are in Santa Barbara, California. The company began operations in 2020 at its formation and will begin operations in Santa Barbara, California after its operating funding is complete which the Company forecasts will occur in 2021.

The Company is formed for purposes of purchasing and completely developing CALCULATED's Motion Picture and media rights. Though the Company is wholly owned by One Door Studios LLC, that has optioned CALCULATED's rights and subsequently transferred these to the Company; and though One Door Studios LLC has direct oversight of the Company; it should be understood that the Company is relying on raising sufficient capital to fully develop the first picture for production. Consequently, the Company is presently both undercapitalized and has a limited operating history. These matters raise concern about the Company's ability to continue as a going concern without its complete development investment (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8). If this proves insufficient for their determined development budget needs, the Company plans to receive the additional funds from either (1) additional fundraising activities, if and when such can be realized, or, if they raise sufficient to fully develop Calculated's script (this cost estimated at $500,000) to borrow the balance of funding from available entertainment industry sources the Company asserts is a common practice, from well-exercised and available sources, but which are more costly than crowdfunding. If the Company cannot secure the capital necessary by either of these means to fully develop CALCULATED's first motion picture, it will face potential liquidation with the only likely asset being the partially developed first motion picture. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

Though the Company is wholly owned by One Door Studios LLC which has operated since 2018 and has a management team that purports to have entertainment company leadership experience in excess of thirty years, the Company itself has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company plans to maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits, but does not consider the financial risk to be high.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Though as of December 31, 2020, the Company does not have its own bank account, it uses the management, bank and credit facilities of its parent One Door Studios LLC, and intends to open its own bank account on or before the conclusion of its crowdfunding campaign.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020, as there were no fixed assets as of December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or

other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. As of December 31, 2020, the Company is pre-revenue.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020, the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – SHARE-BASED COMPENSATION

As of December 31, 2020, the Company does not have a share-based compensation plan.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – FIXED ASSETS

Film Development Asset Contribution

On the day of inception, the film development and initially advanced option fees related to Calculated have been contributed to the Company in exchange for equity interest by One Door Studios LLC, the parent company. The following outlines the total assets contributed:

Fixed Assets Contributed From One Door Studio LLC	
Initially Advanced Option fees	14,000
Development costs	48,325
Total Contributed Assets	$62,325

Thus far, development costs incurred include the option fees incurred to acquire the motion picture and series rights to the book CALCULATED and its sequels, the fees paid for greenlighting and other feasibility reports, promotion video production expenses, legal fees, and art. These costs are capitalized until the film is ready for amortization, consistent with Accounting Standards Codification 926, Entertainment—Films—Other Assets—Film Costs ("ASC 926").

NOTE 6 – MEMBERS' EQUITY

The Company is a wholly-owned subsidiary of One Door Studios LLC, a Utah Limited Liability Company, formed on July 18, 2018. One Door Studio LLC develops, produces and distributes motion pictures and series for global, major-distributor release. One Door Studios LLC owns all membership units of the Company.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. Though the Company is managed by its parent One Door Studios LLC, the Company itself was formed in 2020 and has a limited operating history and working capital. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Revenue Participation Rights. The Company is attempting to raise a minimum of $50,000 and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through the WeFunder crowdfunding portal. The Intermediary will be entitled to receive a 6.5% of gross monies raised in the offering as a commission fee.

Once the production budget is fully subscribed, the Investor, along with all other development investors, shall be entitled to fully recoup 100% of their principal Investment from the production financing of the Picture ("Recoupment") and additionally shall be entitled to a 10% preferred return on the investment for a total return on investment of 110% which shall be repaid from the Picture's budget, directly from its production financing, prior to the commencement of the Picture's principal photography ("Preferred Return"). Additionally, the Investor shall participate in the development investors' pool which is calculated at 50% of 100% of all the Company's net profits worldwide in perpetuity paid to it by the Picture ("Development Investors' Pool"), on a pro rata, pari passu basis determined by the amount of each Investor's capital contribution to the total development fund (it being understood that each development equity investor shall be entitled to the same net profit participation definition, accounting and disbursements).

As of the date of Management's Evaluation, the Company has surpassed $400,000 in total funding, which remains subject to investors' discretion and withdraw until funds are officially closed and committed. On March 5, 2021, the Company received a portion of the total funding raised via a rolling campaign close. Proceeds from the WeFunder escrow account totaling $203,601 were received by Company on March 5, 2021. Company management represent they are presently pursuing screenwriters and expect to have CALCULATED's screenplay in the writing process in May 2021.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through April 4, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.